

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2021

W. Troy Rudd
Chief Executive Officer
AECOM
300 South Grand Avenue, 9th Floor
Los Angeles, California 90071

> **Re: AECOM**
> **Form 10-K for the Fiscal Year Ended September 30, 2020**
> **Filed November 19, 2020**
> **Form 10-Q for the Fiscal Period Ended March 31, 2021**
> **Filed May 12, 2021**
> **File No. 000-52423**

Dear Mr. Rudd:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Trade & Services